TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

04046496

File No. 82-34673
November 26, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2004 (Consolidated), dated October 28, 2004;

2. Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2004, dated October 28, 2004;

3. Press release dated October 28, 2004 and entitled "Announcement for the Interim Dividend for the Fiscal Year Ended March 31, 2005"; and

4. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

(Summary English Translation)

Semi-Annual Report Release for the Six Months Ended September 30, 2004 (Consolidated)

October 28, 2004

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5533-2111

Board Meeting Date: October 28, 2004
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2004 through September 30, 2004)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2004	¥115,167 million (1.6%)	¥12,319 million (1.8%)	¥12,926 million (3.8%)
Six months ended September 30, 2003	¥113,309 million (-0.4%)	¥12,106 million (-8.1%)	¥12,449 million (-6.6%)
Year ended March 31, 2004	¥238,067 million	¥28,022 million	¥29,293 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2004	¥6,882 million (-12.8%)	¥152.94	¥152.92
Six months ended September 30, 2003	¥7,891 million (-0.1%)	¥175.37	–
Year ended March 31, 2004	¥18,269 million	¥399.44	¥399.42

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2004: 93 million yen

Six months ended September 30, 2003: 220 million yen
Year ended March 31, 2004: 400 million yen

2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2004: 44,999,644 shares
   Six months ended September 30, 2003: 44,999,900 shares
   Year ended March 31, 2004: 44,999,873 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥301,864 million	¥222,451 million	73.7%	¥4,943.43
Six months ended September 30, 2003	¥287,221 million	¥205,233 million	71.5%	¥4,560.76
Year ended March 31, 2004	¥326,799 million	¥229,331 million	70.2%	¥5,089.72

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2004: 44,999,472 shares
Six months ended September 30, 2003: 44,999,900 shares
Year ended March 31, 2004: 44,999,721 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2004	¥4,882 million	-¥46,339 million	-¥1,903 million	¥53,782 million
Six months ended September 30, 2003	¥8,019 million	-¥5,481 million	-¥1,201 million	¥89,646 million
Year ended March 31, 2004	¥29,312 million	-¥19,143 million	-¥1,508 million	¥96,812 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 19

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New): 1	(Exception): –
Equity Method	(New): –	(Exception): 1

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Sales	Operating Profit	Current Profit	Net Profit
Annual	¥250,000 million	¥30,000 million	¥30,300 million	¥17,600 million

(Reference)
Estimated net profit per share (annual): 391.12 yen

File No. 82-34673

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2004

October 28, 2004

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer

Tel.: (03) 5533-2111

Board Meeting Date: October 28, 2004
Interim Dividend Payment Date:
November 30, 2004

Interim Dividends: applicable
Unit Shares: applicable
(100 shares per Unit)

1. Business Results (April 1, 2004 through September 30, 2004)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2004	¥104,250 million (1.8%)	¥6,839 million (-14.5%)	¥7,276 million (-10.7%)
Six months ended September 30, 2003	¥102,370 million (-1.3%)	¥7,998 million (-17.9%)	¥8,151 million (-16.8%)
Year ended March 31, 2004	¥216,122 million	¥19,258 million	¥20,127 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2004	¥3,447 million (-39.2%)	¥76.62	¥76.61
Six months ended September 30, 2003	¥5,666 million (-0.1%)	¥125.92	–
Year ended March 31, 2004	¥14,679 million	¥321.70	¥321.68

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2004: 44,999,644 shares
   Six months ended September 30, 2003: 44,999,900 shares
   Year ended March 31, 2004: 44,999,873 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2004	¥20.00	–
Six months ended September 30, 2003	¥0.00	–
Year ended March 31, 2004	–	¥40.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥277,163 million	¥194,449 million	70.2%	¥4,321.16
Six months ended September 30, 2003	¥269,557 million	¥181,431 million	67.3%	¥4,031.83
Year ended March 31, 2004	¥302,672 million	¥205,045 million	67.7%	¥4,552.08

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2004: 44,999,472 shares
   Six months ended September 30, 2003: 44,999,900 shares
   Year ended March 31, 2004: 44,999,721 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2004: 528 shares
   Six months ended September 30, 2003: 100 shares
   Year ended March 31, 2004: 279 shares

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Sales	Operating Profit	Current Profit	Net Profit	Dividends per Share	
					Annual	
Annual	¥221,000 million	¥20,300 million	¥20,600 million	¥11,700 million	¥20.00	¥40.00

(Reference)
Estimated net profit per share (annual): 260.00 yen

NEWS RELEASE

Announcement for the Interim Dividend for the Fiscal Year Ended March 31, 2005

October 28, 2004
Nomura Research Institute, Ltd.

The board of directors of Nomura Research Institute, Ltd. (NRI) resolved today to pay the interim dividend per share for the fiscal year ended March 31, 2005 (40th term) as detailed below.

(Unit: Yen)

	1st Half
Fiscal year ended March 31, 2005 (40th term)	20.00

(Reference) (Unit: Yen)

	1st Half	Fiscal Year	Annual Total
Fiscal year ended March 31, 2004 (39th term)	-	40.00	40.00

No changes of the interim dividend per share from the announcement for the forecast dividend at April 27,2004

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Phone: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Change in Substantial Shareholding

Four Reports of Change in Substantial Shareholding, each dated September 29, 2004, concerning change in location of the head office of the Company has been filed with the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network). A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) for a certain period.

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. on November 12, 2004 for the six-month period ended September 30, 2004 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Substance of business
   3. Related companies
   4. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Production, orders received and sales
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Conditions of principal facilities
   2. Plans for establishment, disposal, etc. of facilities

The semi-annual securities report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of the Company for a certain period.